CONFIDENTIAL TREATMENT REQUESTED BY KONAMI CORPORATION

July 12, 2013

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation
Form 20-F for the fiscal year ended March 31, 2012
Filed July 25, 2012
File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated May 21, 2013, with respect to the annual report on Form 20-F of KONAMI CORPORATION (the “Company”) for the fiscal year ended March 31, 2012. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly. References to “KONAMI” are to the Company and its consolidated subsidiaries.

We note for the information of the Staff that concurrent with the submission to you of this letter, confidential treatment of this response letter and other documents requested by the Staff is being requested under the SEC’s rules pursuant to the accompanying confidential treatment request letter. Accordingly, this response letter is being filed by hand and not via EDGAR. A redacted copy has been filed via EDGAR. A copy of the confidential treatment request letter (but not this letter or other documents requested by the Staff) is also being delivered to the SEC’s Office of Freedom of Information and Privacy Act.

Confidential Treatment Requested by Konami Corporation

KNM-001

CONFIDENTIAL TREATMENT REQUESTED BY KONAMI CORPORATION

Form 20-F for the fiscal year ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Results of Operations

Comparison of Fiscal 2012 with Fiscal 2011

Net Revenues, page 75

1.	We note your response to prior comment 1 and continue to believe that the number of paying players is important information to the users of your financial statements as it appears to be material to your future revenue growth. As a related matter, the consolidated financial results for the year ended March 31, 2013, included in your Form 6-K furnished on May 9, 2013, indicate that although the number of registered users for content for social networks continued to grow in the Digital Equipment Segment, revenues in that segment decreased as compared to prior periods. As such, it is unclear whether the growth in registered users correlates to a growth in revenues, and to what extent. We continue to believe the disclosures in your Form 20-F should provide the changes in registered and paying players for each period, with an analysis of how these metrics impacted revenues and a discussion of any trends.

Response:

In light of the Staff’s comments, we intend to provide information regarding the number of paying users in our future filings. Based on our examination of player information currently available to us, we intend to disclose the number of daily paying users for our leading game titles that constitute a large portion of our revenues from our content for social networks. The number of daily paying users for each day within the period would be calculated as the number of unique users who made at least one purchase of our virtual items during that particular day, and the number of daily paying users for the particular fiscal year would be calculated as the sum of the number of daily paying users for each day within the fiscal year period. Daily paying users may provide useful information in furthering understanding of revenue trends for our social content services.

Confidential Treatment Requested by Konami Corporation

KNM-002

CONFIDENTIAL TREATMENT REQUESTED BY KONAMI CORPORATION

For example, we intend to include disclosure regarding the number of paying users similar to the following disclosure, which uses data from the fiscal year ended March 31, 2012, as updated to reflect the data for the relevant period:

With respect to our content for social networks, the number of daily paying users during the fiscal year for our leading titles that provide the substantial majority of our revenues for content for social networks, including DRAGON COLLECTION, SENGOKU COLLECTION and Professional Baseball Dream Nine, was approximately 29 million, a 507% increase from the prior fiscal year during which our social content services were established. The revenue contribution from our content for social networks services also increased. The revenue from our content for social networks services for the fiscal year ended March 31, 2012 was 36,656 million yen, an increase of 20,900 million yen from 15,756 million yen in the prior fiscal year.

In addition to disclosure similar to the disclosure set forth above, we intend to provide an explanation of the calculation methodology for daily paying users.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-15

2.	We continue to consider your response to prior comment 2. In order for us to better understand your revenue recognition for social game content; please provide us with a summary of and English translated copies of the relevant agreements between you and your platform providers or any other third parties who provide your game content (i.e. on iOs or Android devices).

Response:

We have submitted to the Staff English translations of our agreements with [***]. We have provided a summary of the relevant agreements below, as well as the terms of the agreements that we consider to be the most relevant to our analysis of revenue recognition under ASC605-45-45.

[***]

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested by Konami Corporation

KNM-003

CONFIDENTIAL TREATMENT REQUESTED BY KONAMI CORPORATION

3.	Your response to prior comment 3 indicates that you aggregate the playing periods for all players who have access to your games when a particular game is originally introduced until the measurement date and it appears that the measurement date is the last log in date for your quarterly calculation. Please tell us how this appropriately represents the estimated period over which a player will play a game (i.e. the date they first log in until the time they cease to play the game) and explain to us why you believe that this methodology is an adequate basis for determining the average playing period. As part of your response, please tell us what consideration you have given to establishing methodology that will allow you to determine a more exact date in which players cease playing your game.

Response:

In determining the methodology we use to determine the estimated average playing period, we considered whether our chosen methodology represents a reasonable estimate of the period over which a player will play a game, as well as the extent of the player data available to us, the practicability of implementing the methodology from an operational perspective and other factors. In order to confirm the estimated average player life derived from our current methodology, we conducted a survey of player data to analyze the average player period for our games by examining the actual playing patterns of several groups of players for our leading titles. In our survey, we collected data by observing all players that began playing our leading titles during a particular period ranging six months to twelve months, with players further divided into sub-groups depending on the day on which the player first accessed the relevant title. Among the initial group of players, we examined the proportion of players in each sub-group who accessed our games on particular measurement dates. We considered most players within a particular sub-group to have stopped playing our games when the proportion of players who accessed our games on a particular measurement date became less than 5%, and we measured the period between the date of first access by the players in the sub-group to the date on which the proportion of players who accessed our games became less than 5%. The average player period among all sub-groups that we observed in our survey was not materially different from the estimated average player period calculated using our current methodology. As affirmed by the results of our survey, we believe that our current methodology is reasonable as a measure of estimated average player period.

Confidential Treatment Requested by Konami Corporation

KNM-004

CONFIDENTIAL TREATMENT REQUESTED BY KONAMI CORPORATION

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or e-mail, Junichi Motobayashi (Corporate Officer) [fax: +81-3-5412-3300 e-mail address: mj.78495@konami.com].

Very truly yours,

/s/ Takuya Kozuki
Takuya Kozuki
Representative Director
President
KONAMI CORPORATION

Confidential Treatment Requested by Konami Corporation

KNM-005